December 21, 2006

Mail Stop 4561

Mr. B. Francis Saul II, Chairman and Chief Executive Officer
Chevy Chase Preferred Capital Corporation
7501 Wisconsin Avenue
Bethesda, MD   20814

RE: Chevy Chase Preferred Capital Corporation
File No. 1-12477
Form 10-K for the year ended December 31, 2005
Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and
September 30, 2006

Dear Mr. Saul:

        We have reviewed the above referenced filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and
will make no further review of your documents. As such, all persons who are responsible
for the adequacy and accuracy of the disclosures are urged to be certain that they have
included all information required pursuant to the Securities Exchange Act of 1934.

        In our comments, we ask you to provide us with supplemental information so we
may better understand your disclosure. Please be as detailed as necessary in your
explanation. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comment or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Report of Independent Registered Public Accounting Firm, page F-2

1. We noted that the accountants' report was not signed. Please tell us how you
    considered Item 302 of Regulation S-T and confirm that you received a manually
    signed audit opinion from the independent registered public accounting firm.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,
.

Sincerely,

Cicely LaMothe
Branch Chief